September 9, 2022

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Re: Coeur Mining, Inc.
Definitive Proxy Statement on Schedule 14A
Filed March 30, 2022
File No. 001-08641

Dear Mr. Dunham and Ms. Ravitz:

On behalf of Coeur Mining, Inc. (the “Company”), this responds to your September 2, 2022 letter regarding our Definitive Proxy Statement on Schedule 14A filed on March 30, 2022.

The Company confirms that it will enhance its future proxy disclosures in accordance with the topics discussed in your letter, to the extent applicable and responsive to Item 407(h) of Regulation S-K.

Very truly yours,

/s/ Thomas S. Whelan

Thomas S. Whelan
Senior Vice President and
Chief Financial Officer
Coeur Mining, Inc.

cc: Mitchell J. Krebs, President and Chief Executive Officer
Casey M. Nault, Senior Vice President, General Counsel & Chief ESG Officer
Coeur Mining, Inc., 104 S. Michigan Avenue, Suite 900, Chicago, Illinois 60603